Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2023.

As at 30.06.23
('000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of €100 each	32

£m
Group equity
Called up share capital and share premium	2,348
Other equity instruments	11,304
Other reserves	(3,388)
Retained earnings	48,084
Total equity	58,348
Group indebtedness
Subordinated liabilities	36,325
Debt securities in issue	58,377
Total indebtedness	94,702
Total capitalisation and indebtedness	153,050
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	19,108
Performance guarantees, acceptances and endorsements	8,041
Total contingent liabilities	27,149
Documentary credits and other short-term trade related transactions	1,356
Standby facilities, credit lines and other commitments	324,223
Total commitments	325,579

Barclays Bank PLC	74